UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
Form N-SAR
For Period Ended: August 31, 2010
SEC FILE NUMBER: 811-04367

PART I - REGISTRANT INFORMATION
Columbia Funds Series Trust I
One Financial Center
Boston, MA 02111

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
(a) The reason described in reasonable detail in Part
III of this form could not be eliminated without unreasonable effort or expense

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form
11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution reporton Form 10-
D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the
transition report or portion thereof, could not be filed within the prescribed time period.

Additional time is required in order for management to gather historical information necessary to confirm the accuracy of certain expense information in Form N-SAR for Columbia Mid Cap Growth
Fund, a series of Columbia Funds Series Trust I.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to
contact in regard to this notification
Michael Clarke   617-585-4130


(2) Have all other periodic reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? No


Columbia Funds Series Trust I has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 2, 2010	  By Michael Clarke